Phillips Nizer LLP
                                666 Fifth Avenue
                               New York, NY 10103
                                  212-977-9700


November 5, 2007

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Michael K. Pressman
      Mail Stop 3698

            Re:   MedQuist, Inc.
                  PREC14A filed on October 19, 2007
                  by Costa Brava Partnership III L.P., et al.
                  File No. 000-19941
                  -------------------------------------------

Ladies and Gentlemen:

         On behalf of Costa Brava Partnership III, L.P., a Delaware limited partnership ("Costa Brava") and certain other participants (collectively, the "Participants"), we are filing herewith via Edgar a response to the Staff's comment letter dated October 31, 2007, with respect to the Participant's Preliminary Proxy Statement concerning MedQuist Inc. ("MedQuist" or the "Company"). The Staff's comments are set forth below in bold and are immediately followed by the Participants' proposed responses.

General
-------

1. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Examples of statements for which you need to provide the basis include, but are not necessarily limited to the following statements:

         o "We believe that other stockholders share our dissatisfaction with the present state of affairs and ask that you vote for directors who are not nominees of Philips or the present Board, but rather truly independent directors dedicated to representing the interests of ALL MedQuist stockholders.;"

                  The Participants believe that the dissatisfaction of MedQuist's stockholders is clearly evidenced by the decline in its stock price from the $51.00 per share that Philips paid in its June 2000 partial tender offer to the recent trading range (in the third quarter through July 31, 2007) of $ 9.10 to $12.18 per share.

                  However, rather than making an issue of this statement, we will revise this language to read as follows:

                  "As significant stockholders, we are dissatisfied with the present state of affairs and ask that you vote for directors who are not nominees of Philips or the present Board, but rather truly independent directors dedicated to representing the interests of ALL MedQuist stockholders."

         o        "The Board of Directors; disappointing performance;"

                  The board of directors of a corporation is responsible for, and obligated to manage, the business and affairs of the corporation for the benefit of all of its stockholders. This responsibility includes a duty of oversight of management and a duty of loyalty that prohibits self-dealing transactions. In light of these responsibilities, the Participants believe that it is a fair statement to say that the performance of the MedQuist board has been disappointing based upon the specific events and consequences disclosed in the Preliminary Proxy Statement under the heading "Allegations of Improper Billing Practises and Resulting Problems" (and the matters discussed below in response to Comment No. 2).

                  "Our Company's public stockholders demand representation by board members truly independent of Philips to assure fair treatment of all stockholders and the accountability of the Company's executives;"

                  We will revise this statement as follows:

                  "As significant stockholders, we believe that the Company is best served by board members truly independent of Philips to assure fair treatment of all stockholders and the accountability of the Company's executives;"

         o "If elected to the Board of Directors of the Company, the Costa Brava Nominees will be aligned with your interests as a stockholder and will represent ALL stockholders;" and

                  The Participant's proxy solicitation is clearly directed at public stockholders (i.e., stockholders other than Philips) with whom the Participants share a mutual interest (i.e., an alignment) in maximizing the value of the Company without any predetermined plan for doing so, unlike Philips, which has announced its intentions to dispose of its interests in the Company. As a public company in its own right, Philips appears to have concluded that the value of the parent company stock will benefit from a quick sale of its interest in MedQuist which may be contrary to the interests of the minority stockholders of the Company. In this regard, we have attached hereto a copy of a press release issued by Philips on November 2, 2007 with respect to Philips' decision to dispose of its interests in the Company. The Company's press release announcing its decision to consider a sale of the entire company was issued immediately after the Philips release and has been filed as an exhibit to the Company's Form 8-K dated November 2, 2007. The Participants' nominees are prepared to represent all stockholders, including Philips, without regard to the special interests that Philips may have in a sale or other strategic transaction.

                  Your nominees possess the "specific skills and experiences to lead our Company."

                  The biographies of the Participant's Board Nominees that are included in the Proxy Statement indicate that they have experience as directors of public companies and they are either experienced financial or business executives. In order to clarify this language we will revise it as follows:

                  "We believe that all five of these candidates are highly qualified business or financial industry professionals who have served as executives and on the boards of directors of other public companies and who possess the skills and experiences to lead our Company."

         Where the basis of support is other documents, such as analysts' reports and newspaper articles, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Mark any supporting documents provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. In addition, when you refer to particular periods, explain why you believe that the periods selected are representative and do not inappropriately skew the data.

2. Please tell us why you believe that the board does not have independent members. In the alternative, you should revise your disclosure to acknowledge the current presence of independent directors.

         The Participant's belief that the current Board of the Company is not "fully" or "truly" independent of Philips is based on the following facts and inferences:

         (i) Four out of the seven current members of the Board are executives of Philips.

         (ii) The three remaining directors are supposed to be independent directors chosen by a Nominating Committee in which a Philips executive is one out of four committee members, but in violation of this requirement of the Governance Agreement, the Company's Nominating Committee consists of a Philips representative and an independent director giving Philips a veto over the selection of independent directors.

         (iii) The actions of the Board (including the independent directors) reflect a lack of independence from Philips. For example, in July 2007, Philips announced that it was reviewing all of its options with respect to its ownership interest in MedQuist following a determination by Philips that it views its ownership interest in MedQuist to be a none-core holding. The announcement also indicated that in connection with such review, Philips may consider possible transactions or other changes in its ownership interest. In direct reaction to Philips statement, the Company announced that it had engaged Bear Stearns & Co., Inc. as its financial advisor to review its "strategic alternatives", which is commonly understood on Wall Street to include a sale transaction. Then, on November 2, 2007, Philips announced that it intends to proceed with a sale of its interest in the Company and that such sale will result in a loss to Philips of approximately EUR 320 million. This announcement was immediately followed by an announcement from the Company in which it indicated that it was evaluating whether a sale of the Company was in the best interests of the Company in light of the Philips announcement. The Participants believe that the timing of these announcements reflects an inclination of the Company's Board to facilitate a sale by Philips whether or not such a sale would be in the best interests of the minority stockholders.

         (iv) In addition, the separate conduct of the so called independent directors raises questions as to their independence from Philips. The Company's board has established a Supervisory Committee consisting of the independent directors that is charged with overseeing the Governance Agreement and other related party contracts with Philips and its affiliates. In this capacity and as the sole members of the Company's audit committee, the independent directors have approved the filing of disclosure documents by the Company that omit material disclosure about the related party contracts with the Company's majority stockholder, Philips. For example, in the 2005 10-K filed on July 5, 2007, MedQuist seeks confidential treatment for an Amended and Restated OEM Supply Agreement (the "OEM Agreement") with an affiliate of Philips, Philips Speech Recognition Systems GmbH ("PSP") (filed in redacted form as Exhibit 10.27 to the 2005 10-K). MedQuist's 10-Q for the quarter ended June 30, 2007 (filed on October 4, 2007) states that the OEM Agreement was amended on September 21, 2007 (the "OEM Amendment"), but MedQuist failed to file the OEM Amendment (redacted or otherwise) and did not disclose the economic terms of this relationship with Philips. This is particularly troubling because the OEM Amendment occurred after MedQuist announced the prospective sale of the Company, and the OEM Amendment may affect values realized by the shareholders in the sale process, but the partially disclosed terms of the OEM Amendment indicate that Philips will receive undisclosed payments from MedQuist through at least 2010 (and potentially through 2013) even if MedQuist is sold. In essence, this undisclosed arrangement has the potential for Philips to realize a certain value from its shareholding in the Company, while the minority shareholders receive a different and potentially lesser value.

                  The Participants do not believe that truly independent directors, and especially in their capacities as the sole members of the Company's audit committee, would permit the terms of this arrangement to be hidden from the Company's stockholders.

                  MedQuist also seeks confidential treatment for certain amendments to a Licensing Agreement with PSP, another Philips affiliate, dated May 22, 2000 (as amended, the "Licensing Agreement" and with the OEM Agreement and the OEM Amendment, the "Philips Agreements") (redacted amendments filed as Exhibit Nos. 10.26.2 to 10.26.6 to the 2005 10-K). Although MedQuist filed each of the Philips Agreements with the SEC, MedQuist redacted the critical financial terms including, among other things:

                  o The minimum cumulative license fees in the License Agreement payable to PSP. See 2005 10-K, Ex. 10.26.4, ss. 3.

                  o        The revised license fee schedule. See 2005 10-K, Ex.
                           10.26.6, P. 1.5.

                  The Participants believe that truly independent directors and as the sole members of the Company's audit committee would not have permitted the filing of disclosure documents that omit material information concerning the terms of related party transactions with the Company majority stockholder.

         On behalf of the Participants, we hereby acknowledge the following:

                  o the Participants are responsible for the adequacy and accuracy of the disclosure in the filing;

                  o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

                  o the Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions concerning the responses, please do not hesitate to call me at 212-841-0700.


                                       Very truly yours,

                                       /s/ Brian Brodrick

                                       Brian Brodrick

cc:   Costa Brava Partnership III, L.P.

PHILIPS PLANS TO SELL MEDQUIST STAKE
2007-11-02 03:15 (New York)


         (The following is a reformatted version of a statement by Royal Philips Electronics NV, sent via e-mail today. The statement hasn't been confirmed by the sender.)


Amsterdam, The Netherlands - Royal Philips Electronics (NYSE:PHG, AEX: PHI) will today file an amendment to its Schedule 13D filing with the United States Securities and Exchange Commission (SEC) in which it will announce that a decision has been made to proceed with the sale of its approximate 70% ownership interest in MedQuist Inc. (Pink Sheets: MEDQ.PK) if a satisfactory price and other acceptable terms can be realized.

Today's announcement follows a July 6, 2007 announcement, when Philips indicated it was reviewing all of its options with respect to its ownership interest in MedQuist, following a determination by Philips that it viewed its MedQuist ownership interest as a non-core holding.

Today's announcement also follows an announcement by MedQuist on October 4, 2007 that it had become current in its SEC filings.

The current intention of Philips is to pursue a transaction in which MedQuist's other shareholders will be offered the same consideration as Philips, subject to any necessary approval of the MedQuist board of directors. Accordingly, Philips intends to coordinate with MedQuist in conducting an auction for such a sale with all interested potential purchasers. However, there can be no full assurance as to either the ultimate structure of any resulting transaction or whether any transaction will occur.

As a consequence of the decision announced today, the net results attributable to Philips' interest in MedQuist for the full year 2007 will be presented under Discontinued Operations in our Annual Report 2007.

Prior-year consolidated financial statements will be restated to conform to this presentation. The decision will result in a loss of approximately EUR 320 million (non-cash and non-tax deductible) to be recognized in the fourth quarter of 2007, and which will be presented under Discontinued Operations. This loss takes into account the cumulative translation differences related to Philips' USD-denominated investment in MedQuist, which have been accumulated under equity as of the date of acquisition in mid-2000. The recognition of this loss will not affect Philips' equity.

The amendment to the Schedule 13D filing will become available later today on the SEC's website at http://www.sec.gov.

Ams, MvdS